EXHIBIT (a)(1)(F)

Computation of Ratio of Earnings to Fixed Charges

(amounts in thousands of dollars)

	Six Months Ended June 30, 2003		Six Months Ended June 30, 2002	Year ended December 31
				2002		2001
	(unaudited)		(unaudited)
Earnings before fixed charges
Income (loss) before income taxes and cumulative effect of accounting change	$(845)		$10,196	$(3,430)		$17,203

Fixed charges
Interest expensed	8,279		8,704	17,127		19,386
Interest capitalized	0		0	0		0
Interest portion of rentals—33.3%	1,937		2,137	4,113		3,700
Total Fixed Charges	10,216		10,841	21,240		23,086
Income (loss) before income taxes and cumulative effect of accounting change plus fixed charges	9,371		21,037	17,810		40,289
Fixed charges in excess of earnings	845		—	3,430		—

Ratio of earnings to fixed charges	(A	)	1.9	(A	)	1.7

(A)	Due to losses for the year ended December 31, 2002 and the six months ended June 30, 2003, the coverage ratio was less than 1:1. For these periods, the Company must generate additional earnings of approximately $3.4 million and approximately $0.8 million, respectively, to achieve a coverage of 1:1.